UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-36474

Zhaopin Limited

5/F, Shoukai Square

No. 10 Furong Street, Wangjing

Chaoyang District, Beijing 100101

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhaopin Limited

By	:	/s/ James Jianmin Guo
Name	:	James Jianmin Guo
Title:	:	Chief Financial Officer

Date: August 20, 2014

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Zhaopin Limited Reports Fourth Quarter and Fiscal Year 2014 Financial Results

BEIJING, August 20, 2014 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) (“Zhaopin” or the “Company”), a leading career platform in China focused on connecting users with relevant job opportunities through their career lifecycle, has today announced its unaudited financial results for the fourth quarter and fiscal year ended June 30, 2014.

Basis of Presentation

On June 20, 2014, Zhaopin completed the acquisition from Jobs DB Inc. (“Jobs DB”), of Jobs DB China Investments Limited and its consolidated affiliate Shenzhen Xijier Human Resources Co., Ltd (collectively, “CJOL”). As Zhaopin and CJOL were under common control by SEEK International Investments Pty Ltd., or SEEK, both before and after the acquisition, in accordance with ASC 805-50, Zhaopin’s unaudited consolidated financial information and all operating metrics reported in this press release, unless otherwise stated, has been prepared as if CJOL had been owned and operated by Zhaopin throughout the periods presented since the inception of common control when SEEK obtained control of Zhaopin Limited 1.

Throughout the release, one ADS represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

Fourth Quarter of Fiscal Year 2014 Financial Highlights:

Percentage growth metrics refer to fourth quarter of fiscal year 2014 (“Q4 FY14”) compared to fourth quarter of fiscal year 2013 (“Q4 FY13”)

•	Total revenues increased 18.1% to RMB283.6 million (US$45.7 million)
•	Online recruitment services revenues increased 17.2% to RMB241.4 million (US$38.9 million)
•	Gross margin was 92.6% compared to 92.7% during Q4 FY13
•	Net income increased 47.6% to RMB55.5 million (US$8.9 million)
•	Non-GAAP[2] net income was RMB62.8 million (US$10.1 million)
•	Basic and diluted net income per ADS were RMB1.24(US$0.20) and RMB1.12 (US$0.18), respectively
•	Non-GAAP basic and diluted net income per ADS were RMB1.40 (US$0.22) and RMB1.26 (US$0.20), respectively

Fiscal Year 2014 Financial Highlights:

Percentage growth metrics refer to fiscal year 2014 (“FY14”) compared to fiscal year 2013 (“FY13”)

•	Total revenues increased 18.8% to RMB1,079.8 million (US$174.1 million)
•	Online recruitment services revenues increased 14.7% to RMB882.5 million (US$142.3 million)
•	Gross margin was 91.0% compared with 92.1% in FY13
•	Net income increased 19.8% to RMB186.7 million (US$30.1 million)
•	Non-GAAP net income was RMB216.9 million (US$35.0 million)
•	Basic and diluted net income per ADS were RMB4.42 (US$0.72) and RMB3.94 (US$0.64), respectively
•	Non-GAAP basic and diluted net income per ADS were RMB5.14 (US$0.82) and RMB4.58 (US$0.74), respectively
•	Total cash[3] increased by 62.6% to RMB1.5 billion (US$247.7 million or equivalent to cash per ADS of US$4.96)
•	Deferred revenue increased by 25.1% to RMB488.7 million (US$78.8 million)

[1]	For more information, refer to the section of “Acquisition of Jobs DB China Investment Limited” in this release.

[2]	Non-GAAP results exclude share-based compensation expenses and deemed dividend to a preferred shareholder as well as their related tax impact. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results”.

[3]	Include restricted time deposits of RMB493.3 million and restricted cash of RMB8.0 million.

“We are pleased to report record top and bottom line results in our first earnings results as a public company,” commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin. “During fiscal year 2014, our business grew at a much faster pace than in previous years as we continue to successfully execute our strategy. These strong results were driven by three key factors. Firstly, the number of unique customers4 we served during the quarter increased 30.3% to 244,4375, thanks in part to our focus on the expansion of small-and medium sized enterprise (“SME”) customers located in existing and new geographies. Secondly, as we continue to execute our city strategy, our market share in key markets continues to grow rapidly. The recent purchase of CJOL demonstrates the value that strategic investments such as this acquisition provide in helping us establish a leadership position in Shenzhen and southern China. Thirdly, our career services website remains the market leader in terms of job seeker traffic according to the latest data from iResearch.”

“While we have established a clear leadership position in terms of jobseeker traffic, we plan to continue to invest in order to achieve our vision of becoming a leading career platform in China that connects the largest number of users with career opportunities throughout their career lifecycle. To achieve our vision, our strategic and operational focus will be to continue to develop new services and product offerings, expand into new geographies and invest both organically and via the acquisition of complementary businesses to grow our market share of jobseekers and employers. I am confident in our ability to successfully execute this strategy as we work to increase shareholder value and build a long-term sustainable business.”

Fourth Quarter of Fiscal Year 2014 Unaudited Financial Results

Revenues

Total revenues were RMB283.6 million (US$45.7 million) in Q4 FY14, an increase of 18.1% from RMB240.2 million in Q4 FY13.

Online recruitment services revenues for Q4 FY14 were RMB241.4 million (US$38.9 million), a 17.2% increase from RMB205.9 million for Q4 FY13. The increase was primarily driven by growth in the number of unique customers using the Company’s online recruitment services. The Company served 244,437 unique customers during Q4 FY14, representing a 30.3% increase compared with 187,582 unique customers served during Q4 FY13 driven by strengthened efforts to acquire and retain customers and growing usage of internet as a recruitment channel by employers. As anticipated, average revenue per unique customer decreased 10.0% during Q4 FY14 as compared to the same quarter last year primarily due to the addition of new customers, who generally purchased introductory, lower-priced services at first. The growth of unique customer number is a reflection of the Company’s strategic focus on continuous geographic expansion and acquisition of new customers in lower-tier cities.

Other services revenues for Q4 FY14 were RMB42.1 million (US$6.8 million), representing an increase of 23.0% from RMB34.3 million compared to Q4 FY13.

Other services revenues refer to various complementary services that cater to the different needs in a jobseeker’s career life cycle, from college to graduation, first time job seeking through to changing jobs. These services are highly strategic in establishing and deepening Zhaopin’s relationship with jobseekers and employers. As demand outgrows talent supply in China, these services will become increasingly important to help our customers source the best talent available.

•	Campus recruitment services revenues for Q4 FY14 were RMB16.6 million (US$2.7 million), a 13.7% increase from RMB14.6 million for Q4 FY13. The increase was driven primarily by the increase in number of campus recruiting events the Company organized and completed for its customers as companies compete to attract talent.

•	Assessment services revenues for Q4 FY14 were RMB14.4 million (US$2.3 million), a 58.9% increase from RMB9.1 million for Q4 FY13. The increase in assessment services revenues was driven primarily by increased market demand and the Company’s focus on key industries to promote its assessment services. Assessment services revenues accounted for 5.1% of total revenues during Q4 FY14, an increase from 3.8% in Q4 FY13.

•	Other human resource related revenues for Q4 FY14 were RMB11.1 million (US$1.8 million), a 4.9% increase from RMB10.6 million for Q4 FY13. The increase was primarily due to increased revenues from new service lines including education training and overseas recruitment services.

[4]	A “unique customer” is defined as a customer that purchases Zhaopin’s online recruitment services during a specified period. The Company makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

[5]	The number of unique customers we served throughout fiscal year 2014 was 335,168.

Gross Profit and Gross Margin

Gross profit for Q4 FY14 was RMB258.3 million (US$41.6 million), an increase of 19.8% from RMB215.5 million for Q4 FY13.

Gross margin for Q4 FY14, as measured by gross profit as a percentage of net revenue, was 92.6% in Q4 FY14, compared with 92.7% in Q4 FY13. Zhaopin’s high gross margin reflects the scalability of its predominately online focused business model.

Operating Expenses

Operating expenses for Q4 FY14 were RMB191.7 million (US$30.9 million), representing an increase of 22.8% from RMB156.1 million for Q4 FY13.

The Company is committed to achieving long-term, profitable growth while balancing strategic investments and improving operational efficiency. Zhaopin has a philosophy of investing to grow market share in a strategic and sustainable manner whilst simultaneously driving earnings growth through improvement in operational efficiency.

Zhaopin’s operating expenditure may vary quarter to quarter depending on the Company’s strategic expansion into lower tier cities; the timing of specific product development roll-outs; and the overall competitive environment. Over the medium to longer-term, Zhaopin believes that its focus on reinvestment will provide operating leverage and earnings growth.

•	Sales and marketing expenses for Q4 FY14 were RMB130.5 million (US$21.0 million), representing an increase of 14.6% from RMB113.9 million for Q4 FY13 primarily due to an increase in sales headcount additions, higher sales compensation and business development expenses, and higher rental costs. However, as a percentage of net revenues, sales and marketing expenses decreased from 49.0% for Q4 FY13 to 46.8% for Q4 FY14 due to (i) the Company’s growth in revenues outpaced the increase in expenditures on sales compensation and sales force expansion; and (ii) the Company reduced its spending on offline advertising activities to optimize returns on marketing investments. Sales and marketing expenses for Q4 FY14 included share-based compensation expenses of RMB0.1 million (US$0.02 million), compared to RMB0.3 million in Q4 FY13.

•	General and administrative expenses for Q4 FY14 were RMB61.2 million (US$9.9 million), representing a 45.0% increase from RMB42.2 million for Q4 FY13. The increase was primarily driven by an increase in employee compensation costs, shared-based compensation, office expenses, and professional services fees. General and administrative expenses for Q4 FY14 included share-based compensation expenses of RMB7.2 (US$1.2 million) million as compared to RMB0.9 million for Q4 FY13.

Income from Operations

Income from operations for Q4 FY14 was RMB66.5 million (US$10.7 million), representing a 12.0% increase from RMB59.4 million for Q4 FY13. Operating margin, as measured by income from operations as a percentage of net revenues, was 23.9% in Q4 FY14, compared with 25.5% in Q4 FY13. In Q4 FY14, the Company recognized total share-based compensation expense of RMB7.3 million (US$1.2 million) compared with RMB1.3 million in Q4 FY13. Excluding share-based compensation expense, non-GAAP income from operations for Q4 FY14 was RMB73.8million (US$11.9 million), as compared to RMB60.6 million during Q4 FY13. Excluding share-based compensation expenses, operating margin would be 26.5% in Q4 FY14, compared with 26.1% in Q4 FY13.

Net Income

Net income for Q4 FY14 was RMB55.5 million (US$8.9 million), representing a 47.6% increase from RMB37.6 million for Q4 FY13. Asides from the underlying growth in the Company’s performance, this result was also favorably impacted by a withholding tax reversal during Q4 FY14 of RMB5.5 million.

Non-GAAP net income for Q4 FY14 was RMB62.8 million (US$10.1 million), a 61.6% increase from RMB38.9 million for Q4 FY13.

In Q4 FY14, the Company recognized total share-based compensation expense of RMB7.3 million (US$1.2 million) compared with RMB1.3 million in Q4 FY13.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for Q4 FY14 were RMB1.24 (US$0.20) and RMB1.12 (US$0.18) respectively, compared with basic and diluted net income per ADS of RMB0.96 and RMB0.82 respectively for Q4 FY13.

Non-GAAP basic and diluted net income per ADS for Q4 FY14 were RMB1.40 (US$0.22) and RMB1.26 (US$0.20), respectively, compared with non-GAAP basic and diluted net income per ADS of RMB1.00 and RMB0.86 respectively for Q4 FY13.

Fiscal Year 2014 Unaudited Financial Results

Revenues

Total revenues were RMB1,079.8 million (US$174.1 million) in FY14, an increase of 18.8% from RMB908.9 million in FY13.

Online recruitment services revenues for FY14 were RMB882.5 million (US$142.3 million), representing a 14.7% increase from RMB769.1 million for FY13. The Company served 335,168 unique customers during FY14, a 30.4% increase from 257,088 in FY13. The increase in unique customers was primarily due to the expansion of Zhaopin’s SME customer base and its continued penetration into lower-tier cities.

Other services revenues for FY14 were RMB197.3 million (US$31.8 million), an increase of 41.1% from RMB139.8 million compared with FY13.

•	Campus recruitment services revenues in FY14 were RMB94.8 million (US$15.3 million), a 40.8% increase from RMB67.3 million in FY13.

•	Assessment services revenues in FY14 were RMB55.4 million (US$8.9 million), a 69.2% increase from RMB32.7 million in FY13.

•	Other human resource related revenues in FY14 increased 18.6% to RMB47.1 million (US$7.6 million) from RMB39.7 million in FY13.

Gross Profit and Gross Margin

Gross profit for FY14 was RMB962.4 million (US$155.1 million), an increase of 20.5% from RMB798.4 million for FY13.

Gross margin for FY14 was 91.0%, compared with 92.1% for FY13.

Operating Expenses

Operating expenses for FY14 were RMB735.5 million (US$118.6 million), representing an increase of 24.7% from RMB589.9 million for FY13.

•	Sales and marketing expenses for FY14 were RMB506.2 million (US$81.6 million), an increase of 22.1% from RMB414.4 million for FY13. Sales and marketing expenses for FY14 included share-based compensation expenses of RMB0.7 million (US$0.1 million), compared to RMB1.6 million in FY13.

•	General and administrative expenses for FY14 were RMB229.2 million (US$37.0 million), an increase of 30.6% from RMB175.5 million in FY13. General and administrative expenses for FY14 included share-based compensation expenses of RMB29.5 million (US$4.7 million), compared to RMB3.9 million for FY13.

Income from Operations

Income from operations in FY14 was RMB226.9 million (US$36.6 million), an increase of 8.9% from RMB208.4 million in FY13. Operating margin was 21.5% in FY14, compared with 24.0% in FY13. In FY14, the Company recognized total share-based compensation expense of RMB30.2 million (US$4.9 million) compared with RMB5.7 million in FY13. Excluding share-based compensation expense, non-GAAP income from operations was RMB257.2 million (US$41.5 million) in FY14, as compared to RMB214.1 million in FY13.

Net Income

Net income was RMB186.7 million (US$30.1 million) in FY14, a 19.8% increase from a net income of RMB155.8 million in FY13.

Non-GAAP net income was RMB216.9 million (US$35.0 million) in FY14, representing a 34.3% increase from RMB161.5 million in FY13.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB4.42 (US$0.72) and RMB3.94 respectively (US$0.64), respectively, for FY14, compared with basic and diluted loss per ADS of RMB41.06 for FY13.

Non-GAAP basic and diluted net income per ADS were RMB5.14 (US$0.82) and RMB4.58 (US$0.74), respectively, for FY14, compared with non-GAAP basic and diluted net income per ADS of RMB3.80 and RMB3.36 for FY13.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of June 30, 2014 and 2013, the Company had cash and cash equivalents, restricted cash and time deposits of RMB1,536.7 million (US$247.7 million) and RMB944.9 million, respectively, representing growth of 62.6% from FY13 to FY14.

Business Outlook

Based on current market conditions and the Company’s current operations, total estimated revenues for the first quarter of fiscal year 2015 are expected to be in the range of RMB270 million (US$43.5 million) to RMB280 million (US$45.1 million). This represents management’s current, preliminary view, which is subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2036 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2014.

Acquisition of Jobs DB China Investments Limited

The Company entered into a Share Purchase Agreement (“SPA”) on May 22, 2014 with Jobs DB Inc. (“Jobs DB”), an entity controlled by SEEK International Investments Pty Ltd., the Company’s direct controlling shareholder. Pursuant to the SPA, the Company acquired 100% equity interest in Jobs DB China Investments Limited from Jobs DB for a total cash consideration of US$15.72 million (the “Acquisition”). Through its 100% consolidated affiliate in PRC, Jobs DB China Investments Limited indirectly controls 75.5814% of Shenzhen Xijier Human Resources Co., Ltd (collectively, “CJOL”), a privately held PRC company that offers recruitment services in Southern China and a variable interest entity of Jobs DB China Investment. The Acquisition was consummated on June 20, 2014.

The Company accounts for the Acquisition according to ASC 805-50, Transactions Between Entities Under Common Control. As such, the financial statements of Zhaopin have consolidated results of operations of CJOL for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. The Company has also retrospectively adjusted its financial statements and financial information presented for FY13 as if the combination has been in effect since the inception of common control, which was from February 19, 2013.

Since the inception of common control, the total revenues of CJOL were RMB19.3 million (US$3.1 million) and RMB53.6 million (US$8.6 million) for FY13 and FY14 respectively. The income from operations of CJOL was operating loss of RMB0.5 million (US$0.07 million) and operating income of RMB3.8 million (US$0.6 million) for FY13 and FY14, respectively. The net income of CJOL was net loss of RMB0.1 million (US$0.02 million) and net income of RMB2.4 million (US$0.4 million) for FY13 and FY14, respectively.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense and deemed dividend to a preferred shareholder as well as their related tax impact. The Company believes that excluding share-based compensation expenses and deemed dividend to a preferred shareholder as well as their related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expense and deemed dividend to a preferred shareholder as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career-focused website in China as measured by average daily unique visitors in each month of 2013 and up to and including June 2014. Zhaopin is the second largest online recruitment services provider as measured by revenues in 2013 and up to and including June 2014. The Company’s over 89.5 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2014, approximately 18.1 million job postings6 were placed on Zhaopin’s platform by 335,168 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

[6]	We calculate the number of job postings during a specified period by counting the number of job postings newly placed by customers during such period. Job postings that were placed prior to such specified period, even if available during such period, are not counted in the number of job postings for the specified period. Any particular job posting placed on our website may include more than one job opening or position.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	For the Three Months Ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	US$
	(Restated and Unaudited)	(Unaudited)	(Unaudited)
	(a)	(a)	(a)
Revenues
Online recruitment services	205,914	241,420	38,916
Campus recruitment services	14,618	16,618	2,679
Assessment services	9,086	14,440	2,328
Other human resources related services	10,564	11,081	1,786

Total Revenues	240,182	283,559	45,709
Less: Business tax and surcharges	(7,699)	(4,660)	(751)

Net Revenues	232,483	278,899	44,958
Cost of services	(16,946)	(20,635)	(3,326)

Gross profit	215,537	258,264	41,632

Operating expenses:
Sales and marketing expenses	(113,936)	(130,517)	(21,039)
General and administrative expenses	(42,213)	(61,225)	(9,869)

Total operating expenses	(156,149)	(191,742)	(30,908)

Income from operations	59,388	66,522	10,724
Other (expenses)/income:
Foreign currency exchange loss	(17)	(1,054)	(170)
Interest income, net	2,241	1,574	254
Other expense, net	(182)	(299)	(48)

Income before income tax expenses	61,430	66,743	10,760
Income tax expenses	(23,823)	(11,243)	(1,812)

Net income	37,607	55,500	8,948
Add: Net loss/(income) attributable to the non-controlling interest shareholders	160	(435)	(70)

Net income attributable to Zhaopin Limited’s shareholders	37,767	55,065	8,878

Less: Income allocated to participating preferred shareholders	(32,293)	(165)	(27)

Net income attributable to ordinary shareholders	5,474	54,900	8,851

Net income per share:
-Basic	0.48	0.62	0.10
-Diluted	0.41	0.56	0.09
Net income per ADS:
-Basic	0.96	1.24	0.20
-Diluted	0.82	1.12	0.18
Weighted average number of shares used in computing net income per share:
-Basic	11,417,400	89,010,805	89,010,805
-Diluted	91,225,476	98,623,572	98,623,572

Comprehensive income:
Net income	37,607	55,500	8,948
Foreign currency translation adjustment, net of tax	9,177	158	25

Total comprehensive income	46,784	55,658	8,973

(a) The above condensed consolidated statements of comprehensive income have been prepared as if the recently acquired CJOL from Jobs DB had been in existence throughout the periods presented since the inception of common control on February 19, 2013 in accordance with ASC 805-50. Zhaopin completed the acquisition of CJOL from Jobs DB on June 20, 2014.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	For the Twelve Months Ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	US$
	(Restated and Unaudited)	(Unaudited)	(Unaudited)
	(a)	(a)	(a)
Revenues
Online recruitment services	769,105	882,474	142,252
Campus recruitment services	67,307	94,755	15,274
Assessment services	32,740	55,399	8,930
Other human resources related services	39,731	47,128	7,597
Total Revenues	908,883	1,079,756	174,053
Less: Business tax and surcharges	(42,023)	(22,023)	(3,550)
Net Revenues	866,860	1,057,733	170,503
Cost of services	(68,489)	(95,353)	(15,371)
Gross profit	798,371	962,380	155,132
Operating expenses:
Sales and marketing expenses	(414,436)	(506,224)	(81,602)
General and administrative expenses	(175,491)	(229,230)	(36,951)
Total operating expenses	(589,927)	(735,454)	(118,553)
Income from operations	208,444	226,926	36,579
Other (expenses)/income:
Foreign currency exchange (loss)/gain	(28)	618	100
Interest income, net	14,672	7,328	1,181
Other income, net	2,869	1,709	275
Income before income tax expenses	225,957	236,581	38,135
Income tax expenses	(70,156)	(49,928)	(8,048)
Net income	155,801	186,653	30,087
Add: Net loss/(income) attributable to the non-controlling interest shareholders	32	(763)	(123)
Net income attributable to Zhaopin Limited’s shareholders	155,833	185,890	29,964
Less: Deemed dividend to a preferred shareholder	(265,032)	—	—
Income allocated to participating preferred shareholders	—	(708)	(114)
Net (loss)/income attributable to ordinary shareholders	(109,199)	185,182	29,850

Net (loss)/income per share:
-Basic	(20.53)	2.21	0.36
-Diluted	(20.53)	1.97	0.32
Net (loss)/income per ADS:
-Basic	(41.06)	4.42	0.72
-Diluted	(41.06)	3.94	0.64
Weighted average number of shares used in computing net (loss)/income per share:
-Basic	5,319,527	83,891,097	83,891,097
-Diluted	5,319,527	94,425,823	94,425,823

Comprehensive income:
Net Income	155,801	186,653	30,087
Foreign currency translation adjustment, net of tax	8,911	992	160
Total comprehensive income	164,712	187,645	30,247

(a) The above condensed consolidated statements of comprehensive income have been prepared as if the recently acquired CJOL from Jobs DB had been in existence throughout the periods presented since the inception of common control on February 19, 2013 in accordance with ASC 805-50. Zhaopin completed the acquisition of CJOL from Jobs DB on June 20, 2014.

ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares)	As of June 30,
	2013	2014	2014
	RMB	RMB	US$
	(Restated and unaudited)	(Unaudited)	(Unaudited)
	(a)	(a)	(a)
ASSETS
Current assets:
Cash and cash equivalents	410,544	1,035,425	166,907
Restricted cash	10,757	—	—
Time deposits and restricted time deposits	332,340	141,393	22,792
Accounts receivable, net	12,752	15,600	2,515
Amounts due from a related party	—	2,378	383
Prepayments and other current assets	68,476	78,864	12,713
Deferred tax assets	9,715	11,493	1,853

Total current assets	844,584	1,285,153	207,163

Non-current assets:
Restricted cash	4,115	8,024	1,294
Restricted time deposits	187,110	351,872	56,721
Property and equipment, net	32,999	46,271	7,459
Intangible assets, net	21,885	21,523	3,469
Goodwill	62,548	62,548	10,083
Other non-current assets	—	4,106	662
Deferred tax assets	130	153	25

Total non-current assets	308,787	494,497	79,713

TOTAL ASSETS	1,153,371	1,779,650	286,876

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	212,259	—	—
Current portion of long-term bank loans	36,444	128,135	20,655
Amount due to related parties	80,933	990	160
Accounts payable	2,778	3,701	597
Deferred revenues	389,000	484,209	78,053
Salaries and welfare payable	77,591	88,038	14,192
Taxes payable	46,486	55,780	8,992
Accrued expense and other current liabilities	64,602	96,365	15,534
Deferred tax liabilities	22,410	—	—

Total current liabilities	932,503	857,218	138,183

Non-current liabilities:
Deferred revenues	1,661	4,460	719
Long-term bank loans	162,864	291,044	46,915
Deferred tax liabilities	6,104	9,125	1,471

Total liabilities	1,103,132	1,161,847	187,288

Mezzanine equity
Series B convertible preferred shares	1,045	—	—
Series C convertible preferred shares	344	—	—

Total mezzanine equity	1,389	—	—

Shareholders’ equity:
Ordinary shares	5,480	6,799	1,096
Additional paid-in capital	794,362	1,330,038	214,397
Statutory reserves	9,093	10,706	1,726
Accumulated other comprehensive loss	(2,551)	(1,684)	(271)
Accumulated deficit	(772,637)	(737,695)	(118,914)
Non-controlling interests	15,103	9,639	1,554

Total shareholders’ equity	48,850	617,803	99,588

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,153,371	1,779,650	286,876

(a) The above condensed consolidated balance sheets have been prepared as if the recently acquired CJOL from Jobs DB had been in existence throughout the periods presented since the inception of common control on February 19, 2013 in accordance with ASC 805-50. Zhaopin completed the acquisition of CJOL from Jobs DB on June 20, 2014.

Reconciliations of GAAP and Non-GAAP results (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

	For the Three Months Ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	US$
GAAP income before income tax expenses	61,430	66,743	10,760
Add back: share-based compensation expenses	1,252	7,300	1,177

Non-GAAP income before income tax expenses	62,682	74,043	11,937
GAAP income tax expenses	(23,823)	(11,243)	(1,812)
Tax impact of share-based compensation expenses	—	—	—

Non-GAAP income tax expenses	(23,823)	(11,243)	(1,812)

Non-GAAP net income	38,859	62,800	10,125
Add: Net loss/(income) attributable to the non-controlling interest shareholders	160	(435)	(70)

Non-GAAP net income attributable to Zhaopin Limited’s shareholders	39,019	62,365	10,055
Less: Non-GAAP income allocated to participating preferred shareholders	(33,364)	(187)	(30)

Non-GAAP net income attributable to ordinary shareholders	5,655	62,178	10,025

Non-GAAP net income per share
-Basic	0.50	0.70	0.11
-Diluted	0.43	0.63	0.10
Non-GAAP net income per ADS
-Basic	1.00	1.40	0.22
-Diluted	0.86	1.26	0.20
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	11,417,400	89,010,805	89,010,805
-Diluted	91,225,476	98,623,572	98,623,572

Reconciliations of GAAP and Non-GAAP results (Amounts in thousands of RMB and US$”, unaudited)

	For the Twelve Months Ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	US$
GAAP income before income tax expenses	225,957	236,581	38,135
Add back: share-based compensation expenses	5,705	30,243	4,874

Non-GAAP income before income tax expenses	231,662	266,824	43,009
GAAP income tax expenses	(70,156)	(49,928)	(8,048)
Tax impact of share-based compensation expenses	—	—	—

Non-GAAP income tax expenses	(70,156)	(49,928)	(8,048)

Non-GAAP net income	161,506	216,896	34,961
Add: Net loss/(income) attributable to the non-controlling interest shareholders	32	(763)	(123)

Non-GAAP net income attributable to Zhaopin Limited’s shareholders	161,538	216,133	34,838
Less: Non-GAAP income allocated to participating preferred shareholders	(151,417)	(823)	(133)

Non-GAAP net income attributable to ordinary shareholders	10,121	215,310	34,705

Non-GAAP net income per share
-Basic	1.90	2.57	0.41
-Diluted	1.68	2.29	0.37
Non-GAAP net income per ADS
-Basic	3.80	5.14	0.82
-Diluted	3.36	4.58	0.74
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	5,319,527	83,891,097	83,891,097
-Diluted	96,040,795	94,425,823	94,425,823

For more information, please contact:

Zhaopin Limited

Ms. Jessica Ye

Executive Vice President

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com